FLUOROPHARMA, INC.

(a development stage company)

FINANCIAL STATEMENTS

To the Board of Directors and Shareholders
FluoroPharma, Inc.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the accompanying balance sheets of FluoroPharma, Inc. as of December 31, 2009 and 2008 and the related statements of operations, stockholders’ equity and cash flows for the years then ended and for the period from June 13, 2003 (inception) to December 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FluoroPharma, Inc. as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended and for the period from June 13, 2003 (inception) to December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company’s accumulated deficit and lack of revenues raise substantial doubt about its ability to continue as a going concern. Management’s plans regarding the resolution of this issue are also discussed in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ BehlerMick PS
BehlerMick PS
Spokane, Washington
March 30, 2010

FLUOROPHARMA, INC. (a development stage company)
BALANCE SHEETS

	December 31, 2009	December 31, 2008
ASSETS

Current Assets:
Cash and cash equivalents	$1,724	$413
Accounts receivable	50,000	-
Deposits	-	3,565
Prepaid expenses	9,791	104,506
Total Current Assets	61,515	108,484

Property and equipment, net	58,994	274,405
Intangible assets, net	71,533	90,158

Total Assets	$192,042	$473,047

LIABILITIES AND STOCKHOLDERS’ DEFICIT

Current Liabilities:
Accounts payable	$785,789	$1,199,871
Accrued expenses	419,100	215,050
Short-term convertible notes payable	50,000	-
Advances from stockholder	-	665,668
Notes payable – stockholder	-	900,000
Accrued interest – stockholder	-	83,067
Total Current Liabilities	1,254,889	3,063,656

Commitments and Contingencies	-	-

Stockholders’ Equity (Deficit):
Preferred stock; $0.001 par value, 1,500,000 authorized no shares issued and outstanding	-	-
Common stock - Class A - $0.001 par value, 15,000,000 authorized; 5,778,237 and 3,847,558 shares issued and outstanding	5,778	3,848
Common stock- Class B - $0.001 par value, 3,500,000 authorized; 2,691,788 and 0 shares issued and outstanding	2,692	-
Additional paid-in capital	6,442,801	5,051,666
Deficit accumulated in the development stage	(7,514,118)	(7,646,123)
Total Stockholders’ Deficit	(1,062,847)	(2,590,609)

Total Liabilities and Stockholders’ Deficit	$192,042	$473,047
The accompanying notes are an integral part of these financial statements.

FLUOROPHARMA, INC. (a development stage company)
STATEMENTS OF OPERATIONS

	For the Years Ended December 31,		June 13, 2003 (inception) to
	2009	2008	December 31, 2009
Operating Expenses:
General and administrative	$652,519	$751,245	$2,459,350
Professional fees	145,335	270,185	2,095,725
Research and development	269,451	1,125,299	3,958,743
Amortization	18,624	18,901	67,575
Depreciation	27,438	29,398	82,065
Total Operating Expenses	1,113,367	2,195,028	8,663,458

Loss from Operations	(1,113,367)	(2,195,028)	(8,663,458)

Other Income (Expense):
Interest income	61	-	4,327
Gain on debt settlement	1,358,127	-	1,358,127
Loss on disposition of fixed assets	(55,911)	(7,293)	(63,204)
Interest expense	(56,905)	(69,823)	(149,910)
Total Other Income (Expense), net	1,245,372	(77,116)	1,149,340

Income (Loss) Before Taxes	132,005	(2,272,144)	(7,514,118)

Provision for Income Taxes	-	-	-

Net Income (Loss)	$132,005	$(2,272,144)	$(7,514,118)

Basic Net Income (Loss) per Common Share	$0.02	$(0.59)
Diluted Net Income (Loss) per Common Share	$0.02	$(0.59)

Weighted Average Shares Used in per Share Calculation:
Basic	6,761,025	3,847,558
Diluted	6,803,025	3,847,558

The accompanying notes are an integral part of these financial statements.

FLUOROPHARMA, INC. (a development stage company)
STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,		June 13, 2003 (inception) to
	2009	2008	December 31, 2009
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$132,005	$(2,272,144)	$(7,514,118)
Adjustments to reconcile net loss to net cash used by operating activities:
Depreciation and amortization	46,062	48,299	149,640
Issuance of common stock for consulting	-	-	23,488
Expenses related to employee stock options	157,933	274,299	480,277
Non-cash fair value of stock options issued to non-employees for consulting	54,064	216,779	1,370,926
Loss on fixed asset dispositions	55,911	7,293	63,204
Gain on debt settlement	(1,358,127)	-	(1,358,127)
Expenses paid by issuance of preferred stock	-	-	50,000
(Increase) decrease in:
Prepaid expenses	94,715	54,904	(9,791)
Deposits	3,565	(1,704)	-
Increase (decrease) in:
Accounts payable	(98,396)	739,329	967,762
Accrued expenses	228,050	94,982	526,167
Net Cash Used by Operating Activities	(684,218)	(837,963)	(5,250,572)

CASH FLOWS FROM INVESTING ACTIVITIES:
Cash paid for intangible assets	-	(28,715)	(139,109)
Cash paid for purchase of property and equipment	(1,251)	(66,708)	(203,864)
Net Cash Used by Investing Activities	(1,251)	(95,423)	(342,973)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of notes – stockholder	-	300,000	1,400,000
Proceeds from issuance of short-term convertible notes	50,000	-	50,000
Advances from stockholder	13,832	625,668	679,500
Proceeds from sale of common stock - Class A	-	-	2,317,821
Proceeds from sale of common stock - Class B	622,948	-	622,948
Proceeds from sale of preferred stock	-	-	525,000
Net Cash Provided by Financing Activities	686,780	925,668	5,595,269

Net Increase (Decrease) in Cash and Cash Equivalents	1,311	(7,718)	1,724
Cash and Cash Equivalents, Beginning of Period	413	8,131	-
Cash and Cash Equivalents, End of Period	$1,724	$413	$1,724

Supplemental Cash Flow Disclosures:
Interest expense paid in cash	$1,572	$1,009	$11,511
Income tax paid	-	-	-

Supplemental Non-Cash Disclosure:
Conversion of preferred stock to common stock	$-	$-	$288
Notes payable – stockholder – settled in common stock	900,000	-	1,400,000
Accrued interest – stockholder – settled in common stock	101,067	-	109,889
Increase in payables related to purchase of fixed assets	-	133,713	-
Advances from stockholders settled in common stock	679,500	-	679,500
Accounts payable settled in common stock	103,872	-	103,872
Accounts payable settled in common stock options	30,500	-	30,500
Accrued expenses settled in common stock options	3,000	-	3,000
Decrease in accounts payable related to fixed asset disposition	133,314	-	133,314
Decrease in accounts payable related to settlement	48,000	-	48,000
Decrease in accrued expenses related to settlement	3,000	-	3,000
Increase in accounts receivable related to common stock issuance	50,000	-	50,000
The accompanying notes are an integral part of these financial statements.

FLUOROPHARMA, INC. (a development stage company)
STATEMENTS OF STOCKHOLDERS’ EQUITY

	Preferred Stock		Common Stock – Class A		Common Stock – Class B				Total
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Stockholders’ Equity

Issuance of common stock	-	$-	1,797,500	$1,798	-	-	$-	$-	$1,798
Issuance of preferred stock	137,500	138			-	-	274,862	-	275,000
Net loss					-	-	-	(333,146)	(333,146)
BALANCE, DECEMBER 31, 2004	137,500	138	1,797,500	1,798	-	-	274,862	(333,146)	(56,348)

Issuance of preferred stock for contract termination	25,000	25	-	-	-	-	49,975	-	50,000
Issuance of preferred stock	125,000	125	-	-	-	-	249,875	-	250,000
Issuance of stock options to non-employees	-	-	-	-	-	-	158,803	-	158,803
Net loss	-	-	-	-	-	-	-	(687,576)	(687,576)
BALANCE, DECEMBER 31, 2005	287,500	288	1,797,500	1,798	-	-	733,515	(1,020,722)	(285,121)

Issuance of common stock for consulting	-	-	16,425	16	-	-	23,472	-	23,488
Conversion of preferred stock to common stock	(287,500)	(288)	287,500	288	-	-	-	-	-
Issuance of common stock to induce conversion of preferred stock	-	-	22,905	23	-	-	(23)	-	-
Issuance of common stock to investor	-	-	1,096,170	1,095	-	-	1,564,928	-	1,566,023
Issuance of stock options to employees	-	-	-	-	-	-	28,806	-	28,806
Issuance of stock options to non-employees	-	-	-	-	-	-	511,888	-	511,888
Net loss	-	-	-	-	-	-	-	(1,999,214)	(1,999,214)
BALANCE, DECEMBER 31, 2006	-	-	3.220,500	3,220	-	-	2,862,586	(3,019,936)	(154,130)

Issuance of common stock	-	-	627,058	628	-	-	1,249,372	-	1,250,000
Issuance of stock options to employees	-	-	-	-	-	-	19,239	-	19,239
Issuance of stock options to non-employees	-	-	-	-	-	-	429,391	-	429,391
Net loss	-	-	-	-	-	-	-	(2,354,043)	(2,354,043)
BALANCE, DECEMBER 31, 2007	-	-	3,847,558	3,848	-	-	4,560,588	(5,373,979)	(809,543)

Issuance of stock options to employees	-	-	-	-	-	-	274,299	-	274,299
Issuance of stock options to non-employees	-	-	-	-	-	-	216,779	-	216,779
Net loss	-	-	-	-	-	-	-	(2,272,144)	(2,272,144)
BALANCE, DECEMBER 31, 2008	-	-	3,847,558	3,848	-	-	5,051,666	(7,646,123)	(2,590,609)

Issuance of common stock (Class B)	-	-	-	-	2,691,788	2,692	670,255	-	672,947
Issuance of stock options to employees	-	-	-	-	-	-	157,933	-	157,933
Non-cash fair value of stock options to non-employees	-	-	-	-	-	-	54,064	-	54,064
Fair value of stockholder debt, payables and advances settled in common stock (A)	-	-	1,554,305	1,554	-	-	387,023	-	388,577
Fair value of common stock issued (A) to settle accounts payable	-	-	376,374	376	-	-	103,496	-	103,872
Fair value of common stock options issued to settle accounts payable and accrued expenses	-	-	-	-	-	-	18,364	-	18,364
Net income	-	-	-	-	-	-	-	132,005	132,005
BALANCE, DECEMBER 31, 2009	-	$-	5,778,237	$5,778	2,691,788	$2,692	$6,442,801	$(7,514,118)	$(1,062,847)
The accompanying notes are an integral part of these financial statements

FLUOROPHARMA, INC. (a development stage company)
NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF BUSINESS

FluoroPharma, Inc. is a privately-held molecular imaging company headquartered in Boston, Massachusetts, engaged in the discovery, development and commercialization of proprietary diagnostic imaging products. The Company’s focus is the development of novel positron emission tomography (PET) imaging agents for the efficient detection and assessment of acute and chronic forms of coronary artery disease (CAD).  When used in these notes, the terms “Company,” “we,” “our,” “ours,” or “us” mean FluoroPharma, Inc., a Delaware corporation.

The Company is a development stage company as defined in Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 915 “Development Stage Entities”. The Company is devoting substantially all of its present efforts to research and development of commercially viable products that meet the standards of and are approved by the Food and Drug Administration, raising capital and attracting qualified advisors and personnel to further advance the Company’s goals. The Company has not commenced its planned principal operations, has not generated any revenues from operations and has no assurance of any future revenues. All losses accumulated since incorporation on June 13, 2003 have been considered as part of the Company's development stage activities.

The Company is organized as a C corporation for income tax purposes. Accordingly the Company pays federal and state income taxes on any profits and retains losses to be offset against any future taxable profits. Dividends are paid at the discretion of the Board of Directors; however, the Company has never declared a dividend and has no intention of declaring a dividend in the foreseeable future. The Company currently intends to retain any earnings for the operation and expansion of the business. The Company’s continued need to retain any earnings for operations and expansion is likely to limit the Company’s ability to pay future cash dividends.

2.	MANAGEMENT STATEMENT REGARDING GOING CONCERN

The accompanying financial statements have been prepared assuming that the Company will continue to operate as a going concern, including the realization of its assets and settlement of its liabilities at their carrying values in the ordinary course of business for the foreseeable future. However, substantial doubt about the Company’s ability to continue as a going concern exists because the Company has experienced significant operating losses, negative cash flows from operations since inception and has not established any revenue sources. The Company has sustained cumulative losses of $7,514,118 and $7,646,123 as of December 31, 2009 and 2008, respectively. The accompanying financial statements do not include any adjustments relating to the recoverability and classification of assets and liabilities that might be necessary if the Company is unable to continue as a going concern.

The Company has historically financed its operations through issuances of equity and the proceeds of debt instruments. In the past, the Company has also provided for its cash needs by issuing common stock, options and warrants for certain operating costs, including consulting and professional fees. We continue to actively pursue various funding options, including equity offerings and debt financings, to obtain additional funds to continue the development of our products and bring them to commercial markets. The Company is currently negotiating several potential transactions; however, there can be no assurance that we will be successful in our efforts to raise additional capital.

The Company believes that the successful growth and operation of its business is dependent upon its ability to do any or all of the following:

•	obtain adequate sources of debt or equity financing to pay unfunded operating expenses and fund long-term business operations; and

•	manage or control working capital requirements by controlling operating expenses.

There can be no assurance that the Company will be successful in achieving its long-term plans as set forth above, or that such plans, if consummated, will enable the Company to obtain profitable operations or continue in the long-term as a going concern.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of FluoroPharma is presented to assist in understanding the Company’s financial statements. The financial statements and notes are representations of the Company’s management, which is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America (GAAP) and have been consistently applied in the preparation of the financial statements.

The Financial Accounting Standards Board (FASB) issued the FASB Accounting Standards Codification (the Codification or ASC), which is an aggregation of previously issued authoritative GAAP in one comprehensive set of guidance, effective for reporting in the third quarter of 2009. In accordance with the Codification, references to previously issued accounting standards have been replaced by ASC references. Subsequent revisions to GAAP will be incorporated into the ASC through Accounting Standards Updates (ASU).

Accounting for Share-Based Payments

FluoroPharma follows the provisions of ASC Topic 718, which establishes the accounting for transactions in which an entity exchanges equity securities for services and requires companies to expense the estimated fair value of these awards over the requisite service period. FluoroPharma uses the Black-Scholes option pricing model in determining fair value. Accordingly, compensation cost has been recognized using the fair value method and expected term accrual requirements as prescribed, which resulted in employee stock-based compensation expense for the year ended December 31, 2009 and 2008 of $157,933 and $274,299, respectively.

The Company accounts for share-based payments granted to non-employees in accordance with ASC Topic 505, “Equity Based Payments to Non-Employees.” The Company determines the fair value of the stock-based payment as either the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable.  If the fair value of the equity instruments issued is used, it is measured using the stock price and other measurement assumptions as of the earlier of either (1) the date at which a commitment for performance by the counterparty to earn the equity instruments is reached, or (2) the date at which the counterparty’s performance is complete.

The fair value of each share based payment is estimated on the measurement date using the Black-Scholes model with the following assumptions, which are determined at the beginning of each year and utilized in all calculations for that year:
	2009	2008
Risk-free interest rate	3.24%	5.35%
Expected volatility	70%	117%
Dividend yield	0%	0%

  Risk-Free Interest Rate. The interest rate used is based on the yield of a U.S. Treasury security as of the beginning of the year.

Expected Volatility. The Company calculates the expected volatility based on historical volatility of its former parent company.

Dividend Yield. The Company has never paid cash dividends, and does not currently intend to pay cash dividends, and thus has assumed a 0% dividend yield.

Expected Term. For options, the Company uses the option term as the expected term. For warrants, the Company uses the actual term of the warrant.

Pre-Vesting Forfeitures. Estimates of pre-vesting option forfeitures are based on Company experience. The Company will adjust its estimate of forfeitures over the requisite service period based on the extent to which actual forfeitures differ, or are expected to differ, from such estimates. Changes in estimated forfeitures will be recognized through a cumulative catch-up adjustment in the period of change and will also impact the amount of compensation expense to be recognized in future periods.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less from date of purchase to be cash equivalents. Cash equivalents consisted of money market funds at December 31, 2009 and 2008.

Concentration of Risks

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents. The Company primarily maintains its cash balances with financial institutions in federally insured accounts. The Company has not experienced any losses to date resulting from this practice.

Earnings per Share

The Company computes net income (loss) per common share in accordance with ASC Topic 260. Net income (loss) per share is based upon the weighted average number of outstanding common shares and the dilutive effect of common share equivalents, such as options and warrants to purchase common stock, and convertible notes, if applicable, that are outstanding each year. In 2009, weighted average common stock includes both Class A and Class B common stock as these classes have the same rights with the exception of voting (see Note 10).

As of December 31, 2009, the Company had outstanding options exercisable for 2,983,000 shares of its common stock, warrants exercisable for 394,278 shares of its common stock, and notes payable convertible into 201,000 shares of its common stock. Of the above options, warrants, and convertible notes, 210,000 common share equivalents were considered dilutive for the year ended December 31, 2009, which did not result in a material difference between basic and diluted earnings per share.

Basic and diluted earnings per share were the same for the year ended December 31, 2008, as including common stock equivalents in the calculation of diluted earnings per share would have been antidilutive. As of December 31, 2008, the Company had outstanding options exercisable for 1,738,000 shares of its common stock and warrants exercisable for 110,000 shares of its common stock.

Fair Value of Financial Instruments

The Company's financial instruments primarily consist of cash and cash equivalents and accounts payable. All instruments are accounted for on the historical cost basis, which, due to the short maturity of these financial instruments, approximates the fair value at the reporting dates of these financial statements.

ASC Topic 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three levels as follows:

Level 1: Quoted prices for identical instruments in active markets accessible at the measurement date.

Level 2: Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3: Unobservable inputs for the instrument are only used when there is little, if any, market activity for the instrument at the measurement date. Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e. supported by little or no market activity).

Impairments

The Company assesses the impairment of long-lived assets, including other intangible assets, whenever events or changes in circumstances indicate that their carrying value may not be recoverable in accordance with ASC Topic 360-10-35, “Impairment or Disposal of Long-Lived Assets.” The determination of related estimated useful lives and whether or not these assets are impaired involves significant judgments, related primarily to the future profitability and/or future value of the assets. The Company holds investments in companies having operations or technologies in areas which are within or adjacent to our strategic focus when acquired, all of which are privately held and whose values are difficult to determine. The Company records an investment impairment charge if it believes an investment has experienced a decline in value that is other than temporary.

Management has determined that no impairments were required during the years ended December 31, 2009 and 2008.

Income Taxes

The Company accounts for income taxes and the related accounts under the liability method. Deferred tax assets and liabilities are determined based on the differences between the financial statement carrying amounts and the income tax bases of assets and liabilities. A valuation allowance is applied against any net deferred tax asset if, based on available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

There is no unrecognized tax benefit included in the consolidated balance sheet that would, if recognized, affect the effective tax rate.

Our policy is to recognize interest and/or penalties related to income tax matters in income tax expense. We had no accrual for interest or penalties on our balance sheets at December 31, 2009 or 2008, and have not recognized interest and/or penalties in the statement of operations for the years ended December 31, 2009 or 2008. See Note 9, Income Taxes.

Intangible Assets

The Company’s intangible assets consist of technology licenses and website development costs, and are carried at the legal cost to obtain them. Intangible assets are amortized using the straight line method over the estimated useful life. Useful lives are as follows: technology licenses, five to 15 years; website development costs, three years. The estimated aggregate amortization expense for 2010 through 2014 is $15,643; $14,736; $10,712; $10,712; and $4,258.

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. The Company’s property and equipment at December 31, 2009 and 2008 consisted of computer and office equipment and machinery and equipment with estimated useful lives of three to five years. Machinery and equipment with a book value of $189,224 was disposed of, resulting in the settlement of $133,314 in accounts payable and a loss on disposition of $55,911.

Recent Accounting Pronouncements

Management does not believe that any recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on the accompanying financial statements.

Research and Development Costs

Research and development costs are expensed as incurred. The cost of intellectual property purchased from others that is immediately marketable or that has an alternative future use is capitalized and amortized as intangible assets. Capitalized costs are amortized using the straight-line method over the estimated economic life of the related asset.

Use of Estimates

The accompanying financial statements are prepared in conformity with accounting principles generally accepted in the United States of America, and include certain estimates and assumptions which affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results may differ from those estimates.

4.	OTHER BALANCE SHEET INFORMATION

Components of selected captions in the accompanying balance sheets as of December 31, 2009 and 2008 consist of:
	2009	2008
Prepaid expenses:
Prepaid consulting	$-	$92,649
Prepaid insurance	9,550	11,619
Other	241	238
Prepaid expenses	$9,791	$104,506

Property and equipment:
Computers and office equipment	$15,934	$14,683
Machinery and equipment	120,768	309,992
Less: accumulated depreciation	(77,708)	(50,270)
Property and equipment, net	$58,994	$274,405

Accrued expenses:
Payroll and related	$354,750	$174,750
Professional fees	45,500	32,800
Accrued interest	250	-
Other	18,600	7,500
Accrued expenses	$419,100	$215,050

5.	INTANGIBLE ASSETS

Intangible assets as of December 31, 2009 and 2008 consisted of the following:
	2009	2008
Technology license	97,112	128,714
Website development	10,394	10,394
Less: accumulated amortization	(35,973)	(48,950)
Intangibles, net	$71,533	$90,158

In the second quarter of 2009, FluoroPharma renegotiated three of its technology licenses with Massachusetts General Hospital into one exclusive technology license. The net book value of the renegotiated licenses, $43,398, was used as the original cost of the new license and the remaining life of approximately 5 years. See Note 8 for commitments and contingencies associated with these licenses.

6.	LIABILITY SETTLEMENTS

On May 5, 2009, QuantRx and FluoroPharma reorganized their relationship by terminating their investment agreement and related agreements. The termination of these agreements, which were originally executed on March 10, 2006, allowed FluoroPharma to close an equity financing with third party investors.  In conjunction with the termination of these agreements and the additional investment in FluoroPharma, QuantRx agreed to convert all outstanding receivables from FluoroPharma, consisting of previously issued notes and related accrued interest and advances in the aggregate amount of $1,568,567 ($1,536,767 of which was outstanding at December 31, 2008), into 1,148,275 shares of Class A common stock (fair value of $287,069).  In addition, warrants to purchase 284,278 shares of common stock were granted to QuantRx. The warrants have an exercise price of $1.50 and a term of ten years. In connection with this settlement, FluoroPharma recognized a gain on debt settlement of $1,281,498.

In connection with these agreements, FluoroPharma settled $112,000 in outstanding advances from an executive and shareholder of the Company for 406,030 shares of Class A common stock (fair value of $101,508). In connection with this settlement, FluoroPharma recognized a gain on debt settlement of $10,493.

In the second quarter of 2009, FluoroPharma settled $84,315 in outstanding payables with a company which is a shareholder of FluoroPharma and whose managing partner is related to an executive of FluoroPharma with the issuance of 337,260 shares of FluroroPharma Class A common stock (fair value of $84,315).

In the second quarter of 2009, FluoroPharma settled $36,500 in outstanding payables and accruals with a member of the Board of Directors of the Company for $10,000 and options to purchase 90,000 shares of FluroroPharma Class A common stock (fair value of $17,397). In connection with this settlement, FluoroPharma recognized a gain on debt settlement of $9,103.

In the second quarter of 2009, FluoroPharma settled a $50,000 outstanding payable with a former executive of the Company for $20,000. FluoroPharma recognized a gain on debt settlement of $30,000.

In the second quarter of 2009, FluoroPharma settled outstanding accounts payables aggregating $57,557 with the payment of $10,000, the issuance of 39,114 shares of Class A common stock (fair value of $19,557) and the issuance of options to purchase 5,000 shares of FluoroPharma Class A common stock (fair value of $967). In connection with these settlements, FluoroPharma recognized an aggregate gain on debt settlement of $27,033.

The aggregate gain on these liability settlements was $1,358,127 or $0.20 per share (basic and diluted).

7.	SHORT-TERM CONVERTIBLE NOTES PAYABLE

 In November 2009, the Company issued a 6% convertible promissory note for $50,000 to an investor. In the event FluoroPharma does not complete a qualified financing and the holder does not voluntarily convert, FluoroPharma is required to repay the outstanding principal balance and accrued and unpaid interest on December 31, 2010. Interest on the outstanding principal amount of the note is payable at maturity. Interest expense for 2009 was $250. The Company used the net proceeds for product development, working capital and general corporate purposes.

The conversion option embedded in the note described above was not considered a derivative instrument and was not required to be bifurcated since it is indexed to FluoroPharma’s stock and is classified as stockholders’ equity. Equity classification of the embedded conversion option is met. Management also concluded that while the embedded conversion option is not required to be bifurcated, and the note could contain a beneficial conversion feature, it does not as the share prices on the date of issuance equaled the effective conversion price of the embedded conversion option.

8.	COMMITMENTS AND CONTINGENCIES

License Agreements

In the second quarter of 2009, FluoroPharma renegotiated three of its technology licenses with Massachusetts General Hospital (MGH) into one exclusive technology license. The renegotiated license stipulates FluoroPharma meet certain obligations, including, but not limited to, raising an aggregate $2 million in capital by the second quarter of 2010; and meeting certain development milestones relating to clinical trials and filings with the FDA. MGH has the right to cancel or make non-exclusive certain licenses on certain patents should the Company fail to meet stipulated obligations and milestones. Additionally, upon commercialization, FluoroPharma is required to make specified milestone payments and royalties on commercial sales.

All of the Company’s other license agreements stipulate certain annual license fees and development milestone payments in addition to royalty payments upon commercialization.

Executive Employment Contracts

The Company has an employment contract with a key Company executive that provides for the continuation of salary and the grant of certain options to the executive if terminated for reasons other than cause, as defined in that agreement. The contract also provides for a $1 million bonus should FluoroPharma execute transactions as specified in the contract, including the sale of substantially all of the Company’s assets or stock or a merger transaction, any of which resulting in compensation to FluoroPharma’s stockholders aggregating in excess of $100 million for such transaction. At December 31, 2009, the future employment contract commitment for such key executive’s salary continuation based on these termination clauses was approximately $950,000.

Legal Contingencies

We may occasionally become subject to legal proceedings and claims that arise in the ordinary course of our business.  It is impossible for us to predict with any certainty the outcome of any disputes that may arise, and we cannot predict whether any liability arising from claims and litigation will be material in relation to our financial position or results of operations.

9.	INCOME TAXES

We are subject to taxation in the U.S. and the Commonwealth of Massachusetts. With few exceptions, the Company is no longer subject to U.S. federal, state and local income tax examinations by tax authorities for years before 2004.

At December 31, 2009 and 2008, the Company had gross deferred tax assets calculated at an expected blended rate of 38% of approximately $3,444,174 and $3,002,334, respectively, principally arising from net operating loss carryforwards for income tax purposes. As management of the Company cannot determine that it is more likely than not that the Company will realize the benefit of the deferred tax asset, a valuation allowance of $3,432,457 and $2,986,083 has been established at December 31, 2009 and 2008, respectively.

 Additionally, the future utilization of our net operating loss and R&D credit carryforwards to offset future taxable income may be subject to an annual limitation, pursuant to IRC Sections 382 and 383, as a result of ownership changes that may have occurred previously or that could occur in the future.

The significant components of the Company’s net deferred tax assets (liabilities) at December 31, 2009 and 2008 are as follows:
	2009	2008
Gross deferred tax assets:
Net operating loss carryforwards	$2,381,586	$2,200,520
Stock based expenses	710,435	587,691
Tax credit carryforwards	222,134	213,477
All others	130,019	646
	3,444,174	3,002,334
Gross deferred tax liabilities:
Difference between book and tax bases of tangible and intangible assets	(11,717)	(16,251)
Deferred tax asset valuation allowance	(3,432,457)	(2,986,083)
Net deferred tax asset (liability)	$-	$-

At December 31, 2009, the Company has net operating loss carryforwards of approximately $6,267,332, which expire in the years 2023 through 2029. The net change in the allowance account was an increase of $446,374 for the year ended December 31, 2009.  For the year ended December 31, 2009, the Company’s tax net operating loss was approximately $476,000 due to differences between financial and tax accounting.

The accounting for the tax benefits of acquired deductible temporary differences and NOL carryforwards, which are not recognized at the acquisition date because a valuation allowance is established and which are recognized subsequent to the acquisition, will be applied first to reduce to zero any goodwill and other non-current intangible assets related to the acquisition.  Any remaining benefits would be recognized as a reduction of income tax expense.

10.	CAPITAL STOCK

Preferred Stock

The Company has authorized 1,500,000 shares of preferred stock, $0.001 par value. At December 31, 2009 and 2008, no shares of preferred stock were issued and outstanding.

Common Stock

The Company has authorized 18,500,000 shares of its common stock, $0.001 par value, of which 15,000,000 shares are designated Class A, and 3,500,000 are designated Class B. The classes have identical rights with the exception of voting rights. Class A shares receive one vote per share. Class B shares receive five votes per share until February 28, 2011, at which time they receive one vote per share. At December 31, 2009 and 2008, the Company had issued and outstanding 5,778,237 and 3,847,558 shares of its Class A common stock and 2,691,788 and 0 shares of its Class B common stock, respectively.

Class A Common Stock

All issuances of Class A common stock in 2009 were related to certain liability settlements. See Note 6. There were no issuances of Class A common stock in 2008.

Class B Common Stock

In May and June 2009, subsequent to the termination of certain investment agreements with QuantRx (see Note 6), FluoroPharma issued 2,491,788 shares of Class B common stock at $0.25 per share to accredited investors for aggregate proceeds of $622,947.

In October 2009, FluoroPharma issued 200,000 shares of Class B common stock at $0.25 per share. As of December 31, 2009, $50,000 was receivable for this stock and was received in January 2010.

There were no issuances of Class B common stock in 2008.

11.	STOCK PURCHASE WARRANTS

Common Stock Warrants

All issuances of common stock warrants in 2009 were related to certain liability settlements. See Note 6.

The following is a summary of all common stock warrant activity during the two years ended December 31, 2009:
	Number of Shares Under Warrants	Exercise Price Per Share	Weighted Average Exercise Price
Warrants issued and exercisable at December 31, 2007	110,000	$1.43 - $3.00	$2.18
Warrants granted, expired, exercised	-	-	-
Warrants issued and exercisable at December 31, 2008	110,000	$1.43 - $3.00	$2.18
Warrants granted	284,278	$1.50	$1.50
Warrants issued and exercisable at December 31, 2009	394,278	$1.43 - $3.00	$1.69

The following represents additional information related to common stock warrants outstanding and exercisable at December 31, 2009:
Exercise Price	Number of Shares Under Warrants	Weighted Average Remaining Contract Life in Years	Weighted Average Exercise Price
$1.43	57,500	3.19	$1.43
$1.50	284,278	9.13	$1.50
$3.00	52,500	2.04	$3.00
	394,278	7.32	$1.69

The Company used the Black-Scholes option price calculation to value the warrants granted in 2009 and 2008 using the following assumptions: risk-free rate of 3.24% and 5.35%; volatility of 0.70 and 1.17; actual term and exercise price of warrants granted. See Note 3, Summary of Significant Accounting Policies, “Accounting for Share Based Payments.”

12.	COMMON STOCK OPTIONS

On January 1, 2004, the Company adopted its Equity Incentive Plan (“the Plan”) under which 3,000,000 shares of common stock are reserved for issuance under options or other equity interests as set forth in the Plan. Under the Plan, options are available for issuance to employees, officers, directors, consultants and advisors. The Plan provides that the Board of Directors will determine the exercise price and vesting terms of each option on the date of grant. Options granted under the Plan generally expire ten years from the date of grant.

In 2009, the Company granted to employees, board members and consultants options to purchase 1,590,000 shares of Class A common stock at an exercise price of $0.25 (aggregate fair value of $307,347, of which $131,446 was expensed in 2009). These options have a ten year term and certain options include contingent vesting provisions, and will be expensed when they vest. Additionally, options to purchase 95,000 shares of Class A common stock with a fair value of $18,364 were issued in connection with certain liability settlements (see Note 6).

In 2008, the Company granted to employees, board members and consultants options to purchase 655,000 shares of Class A common stock at exercise prices ranging from $1.43 to $1.99 with an aggregate fair value of $1,249,750. These options have a ten year term and certain options have contingent vesting provisions and will be expensed when they vest. In the years ending December 31, 2009 and 2008, $137,552 and $335,779 were expensed related to these 2008 grants.

The following is a summary of all common stock option activity during the two years ended December 31, 2009:
	Shares Under Options Outstanding	Weighted Average Exercise Price
Outstanding at December 31, 2007	1,083,000	$0.94
Options granted	655,000	1.85
Options forfeited or exercised	-	-
Outstanding at December 31, 2008	1,738,000	1.28
Options granted	1,685,000	0.25
Options forfeited	(440,000)	1.95
Options exercised	-	-
Outstanding at December 31, 2009	2,983,000	$0.61

	Options Exercisable	Weighted Average Exercise Price Per Share
Exercisable at December 31, 2008	1,260,500	$1.06
Exercisable at December 31, 2009	1,968,000	$0.80

The following represents additional information related to common stock options outstanding and exercisable at December 31, 2009:
	Outstanding			Exercisable
Exercise Price	Number of Shares	Weighted Average Remaining Contract Life in Years	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
$0.20	210,000	2.32	$0.20	210,000	$0.20
$0.25	1,705,000	9.40	$0.25	690,000	$0.25
$0.75	260,000	4.28	$0.75	260,000	$0.75
$1.00	212,000	3.00	$1.00	212,000	$1.00
$1.43	376,000	7.07	$1.43	376,000	$1.43
$1.75	110,000	8.06	$1.75	110,000	$1.75
$1.99	110,000	8.92	$1.99	110,000	$1.99
	2,983,000	7.64	$0.61	1,968,000	$0.80

The weighted average remaining contractual term for fully vested share options (exercisable, above) and options expected to vest (outstanding, above) is 6.70 and 9.47 years.  The aggregate intrinsic value of all of the Company’s options is $10,500.

The weighted-average grant-date fair value of options granted during 2009 and 2008 was $0.19 and $1.89, respectively. There were no options exercised during 2009 and 2008; therefore there was no intrinsic value of options exercised and no related tax benefits were realized. The total fair value of shares vested during 2009 and 2008 was $200,686 and $438,989, respectively.

A summary of the status of the Company’s nonvested stock options as of December 31, 2009 and changes during the year ended December 31, 2009 is presented below:
Nonvested Stock Options	Shares	Weighted Average Grant Date Fair Value
Nonvested at December 31, 2008	477,500	$1.89
Options granted	1,685,000	0.19
Options vested	(707,500)	0.28
Options forfeited	(440,000)	1.89
Nonvested at December 31, 2009	1,015,000	$0.19

As of December 31, 2009, there was approximately $176,000 of unrecognized compensation cost related to nonvested options. Weighted average period of nonvested stock options was 9.5 years as of December 31, 2009.

The Company used the Black-Scholes option price calculation to value the options granted in 2008 and 2007 using the following assumptions: risk-free rate of 3.24% and 5.35%; volatility of 0.70 and 1.17; actual term and exercise price of options granted. See Note 3, Summary of Significant Accounting Policies, “Accounting for Share Based Payments.”

13.	RELATED PARTY TRANSACTIONS

On May 5, 2009, QuantRx and FluoroPharma reorganized their relationship by terminating their investment agreement and related agreements. See Note 6.

An executive officer, who is also a beneficial owner of approximately 19% of outstanding shares, was due $20,000 for licensing fees related to patent license agreements (included in accounts payable) and $313,500 for accrued payroll as of December 31, 2009.  At December 31, 2008, $40,000 was due for licensing fees related to patent license agreements, $120,191 for advances to fund general operating expenses and $142,500 for accrued payroll, of which $160,191 was included in accounts payable and $142,500 was included in accrued expenses.  In May 2009, FluoroPharma settled certain liabilities, see Note 6.

In the second quarter of 2009, FluoroPharma settled $84,315 in outstanding payables with a company which is a shareholder of FluoroPharma and whose managing partner is related to an executive of FluoroPharma with the issuance of 337,260 shares of FluroroPharma Class A common stock (fair value of $84,315). In the years ended December 31, 2009 and 2008, FluoroPharma rented space on a month-to-month basis and  reimbursed the company for certain administrative costs, expensing $66,632 and $48,636, respectively.  At December 31, 2009, $22,880 was included in accounts payable related to this arrangement.

A member of the Company’s board of directors served as a member of the Company’s strategic advisory board during 2009 and 2008. Fees and expenses related to these agreements during the years ended December 31, 2009 and 2008, were $9,282 and $24,000, respectively. In the second quarter of 2009, FluoroPharma settled certain liabilities, see Note 6.

14.	SUBSEQUENT EVENTS

 In the first quarter of 2010, the Company issued a 6% convertible promissory note for $100,000 to an investor. In the event FluoroPharma does not complete a qualified financing and the holder does not voluntarily convert, FluoroPharma is required to repay the outstanding principal balance and accrued and unpaid interest on December 31, 2010. The terms of the note are substantially the same as the note described in Note 7. The Company used the net proceeds for product development, working capital and general corporate purposes.

The Company evaluated subsequent events that occurred from January 1, 2010 through March 30, 2010, the date the Company’s financial statements were issued. The evaluation resulted in no other impact to the financial statements.